Mail Stop 4561
Via fax (925) 236-4321

April 19, 2010

John S. Chen
CEO and President
Sybase, Inc.
One Sybase Drive
Dublin, CA. 94568

>   **Re: Sybase, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed February 26, 2010**
>   **File No. 001-16493**

Dear Mr. Chen:

    We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.   We note from pages 8, 18 and 46 of your 10-K that one of your geographic regions is Europe, the Middle East and Africa. Iran and Syria, located in the Middle East and Sudan, located in Africa, are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with Iran, Syria or Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts with the referenced countries, if any, whether through subsidiaries, resellers, distributors or other

direct or indirect arrangements. Your response should describe any services or products you have provided to those countries and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments. In this respect, we note testimonials on several information technology websites from individuals in Iran stating that they have become certified or passed exams for Sybase solutions or products. We also note from your website and from several news articles that you have partnerships with entities that appear to have operations associated with one or more of the referenced countries, including International Turnkey Systems, China Mobile, Hewlett-Packard Company and The Western Union Company.

Note One: Summary of Significant Accounting Policies

Revenue Recognition, page 75

2.   We note from your disclosures on page 8 that you distribute your products and services through resellers and other indirect sales channels. Tell us the nature and terms of reseller arrangements and how they impact revenue recognition for each of your revenue streams. Tell us if you considered disclosing a separate revenue recognition policy for reseller arrangements.

3.   Your disclosures on page 6 indicate that you offer software-as-a-service ("SaaS"). Tell us the amount of SaaS revenues recognized for each period presented. Also, tell us how you account for these arrangements and tell us where you classify such arrangements in your consolidated income statements (i.e. license or service revenues.

Net Income Per Share, page 78

4.   You indicate that unvested restricted stock awards granted prior to September 17, 2009 are considered participating securities as they receive non-forfeitable rights to cash dividends at the same rate as common stock. Tell us why grants made after this date would not be considered participating securities. To the extent that changes were made to the company's Stock Plans, then describe these changes and tell us how you considered including a discussion of such revisions in the financial statement footnotes pursuant to ASC 718-10-50-1(a).

Note Ten: Income Taxes, page 104

5.   We note from your disclosures on page 53 that your deferred tax valuation allowance relates primarily to US federal tax loss carryforwards and state credit carryforwards. With regards to your valuation allowance, please explain the following:

- Tell us the amounts and expiration dates of your US federal tax loss carryforwards and tell us how you considered disclosing this information pursuant to ASC 740-10-50-3.
- Tell us the portion of the state credit carryforwards that expire in 2013 and the portion that has no expiration date as disclosed on page 106.
- Tell us what portion of your valuation allowance relates to US federal tax loss carryforwards and what portion relates to state credit carryforwards.
- Considering the significant pre-tax net income generated in the US and the use of loss carryfowards for each of the last three fiscal years, tell us how you determined that it is more likely than not that some portion of your deferred tax assets related to US federal tax loss carryforwards and state credit carryforwards will not be realized. In this regard, we note your response to comment 7 in your letter dated December 12, 2008 where you refer to limitations on the annual usage for your federal loss carryforwards. Describe further these limitations and how they impacted your analysis. Also, provide any other positive or negative evidence you considered in assessing the likelihood of realizing these deferred tax assets.

Item 9A. Controls and Procedures, page 115

6.   Your disclosures indicate that management, including your CEO and CFO, concluded your "disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports you file or submit under the Exchange Act is accumulated and communicated to management, including your CEO and CFO, as appropriate to allow timely decisions regarding required disclosure." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that the information required to be disclosed by the company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. In this regard, if your conclusions concerning the effectiveness of the Company's disclosure controls and procedures refer to the definition of disclosure controls and procedures as indicated in Rule 15(e) of the Exchange Act, then you should either provide the entire definition or alternatively, you may conclude that your disclosure controls and procedures were effective or ineffective without providing any part of the definition of disclosure controls and procedures. See Exchange Act Rule 13a-15(e).

Exhibit 32, Section 906 Certifications

7.   We note that the Section 906 Certification has not been dated. Please amend your Form 10-K to include a properly dated Certification and ensure that your Form 10-K/A also includes updated Section 302 Certifications**.**

* * * * * *

John S. Chen
Sybase, Inc.
April 19, 2010
Page 4

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Robert Benton, Staff Accountant, at (202) 551-3804 or the undersigned at (202) 551-3499 if you have any questions regarding the above comments.

                                Sincerely,

                                Kathleen Collins
                                Accounting Branch Chief